Exhibit (g)(4)

FORM OF

SCHEDULE 1

The following lists the additional counterparties to the Repo Custodian Agreement for Joint Trading Account between Chemical Bank and the Fidelity Funds:

Chase Securities, Inc.

CS First Boston Corp.

Dresdner Securities (U.S.A.), Inc.

HSBC Securities, Inc.

Lehman Government Securities, Inc.

Merrill Lynch Government Securities, Inc.

Paine Webber, Inc.

Salomon Brothers, Inc.

UBS Securities, Inc.